EXHIBIT 97
MARKEL GROUP INC.

Compensation Recovery Policy

The Board of Directors (the Board) of Markel Group Inc. (the Company) has adopted the following Compensation Recovery Policy for the Company in accordance with Section 303A.14 of the New York Stock Exchange Listed Company Manual (the NYSE Recovery Rules):

1.The Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation received by covered officers (as defined below) if the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2.This policy will apply to all incentive-based compensation received by covered officers of the Company on or after the effective date (as defined below) to the extent, for the time periods, and under the circumstances contemplated by the NYSE Recovery Rules.

3.Incentive-based compensation subject to recovery under this policy is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid.

4.For purposes of this policy, covered officer means an individual who is or was designated as an “officer” of the Company for purposes of Section 16 of the Exchange Act as defined under Exchange Act Rule 16a-1(f). Identification of an officer for purposes of this policy would include at a minimum executive officers identified pursuant to Regulation S-K Item 401(b).

5.This policy will be administered by the Compensation Committee of the Board, and as such the Compensation Committee is authorized to interpret, construe and implement this policy. The determinations of the Compensation Committee will be final and binding on all affected individuals. The Compensation Committee will have broad discretion to determine the appropriate means of recovery of any incentive-based compensation under this policy based on all applicable facts and circumstances.

6.Before it is concluded that a restatement of the Company’s financial statements is required, the Audit Committee of the Board will review and discuss the basis and analysis for, and implications of, that conclusion with management, including whether the restatement is due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws and would require a recovery analysis by management and the Compensation Committee of incentive-based compensation received by any covered officer.

7.This policy will be interpreted, applied and administered in accordance with the NYSE Recovery Rules, including any limitations, exceptions or exemptions thereunder, and, unless otherwise defined in this policy, terms used in this policy have the meanings given to them under the NYSE Recovery Rules. In discharging its duties under this policy, the Compensation Committee may, but is not required to, consider applicable written interpretations and guidance by the Securities and Exchange Commission (SEC) or its Staff, including, without limitation, regarding Exchange Act Rule 10D-1.

8.Any employment agreement, incentive-based compensation award agreement, or similar agreement of a covered officer, for incentive-based compensation received on or after the effective date, will be subject to the terms of this policy. Any right of recovery under this policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company.

9.The Company may not indemnify any covered officer against the loss of erroneously awarded incentive compensation.

10.The Company will make all disclosures required on or after the effective date with respect to this policy in accordance with the requirements of the U.S. federal securities laws, including disclosures required by applicable U.S. Securities and Exchange Commission filings.

11.The Board may amend this policy from time to time in its discretion, and the provisions of this policy will be deemed to be amended if, and to the extent, the Company’s Chief Legal Officer deems necessary, advisable or appropriate to comply with any changes or interpretations to the NYSE Recovery Rules adopted by the New York Stock Exchange, provided, that any such amendment must be reported to, and reviewed and approved or disapproved by, the Board at its next regularly scheduled meeting.

12.This policy will become effective as of the date the NYSE Recovery Rules become effective (the effective date).

Adopted May 17, 2023